U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1997

[ ] Transition Report of 10-K
[ ] Transition Report of 20-F
[ ] Transition Report of 11-K
[ ] Transition Report of 10-Q
[ ] Transition Report of N-SAR

For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant: VITECH AMERICA, INC.

         Former Name if Applicable: Not Applicable

         8807 NORTHWEST 23RD STREET
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         Address of Principal Executive Office (Street and Number)

         MIAMI, FLORIDA 33172
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         City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the regisrant seeks relief pursuant to Rule 12(b) [Paragraph 23,047', the following should be completed. (Check box, if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]   (b)   The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N=SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]   (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or other transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         THE FORM 10-K COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD BECAUSE OF ADDITIONAL TIME REQUIRED BY THE REGISTRANT'S MANAGEMENT TO PROVIDE CERTAIN INFORMATION IN SUCH FORM 10-K.

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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification:

EDWARD KELLY                  (305)       477-1161
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(Name)                      (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantaitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         SALES ROSE 60% TO $117,537,403 FOR THE YEAR ENDED DECEMBER 31, 1997, FROM $73,321,398 FOR THE YEAR ENDED DECEMBER 31, 1996. NET INCOME INCREASED 55% TO $12,792,261, OR $1.17 PER SHARE ASSUMING DILUTION, FOR THE YEAR ENDED DECEMBER 31, 1997. THIS COMPARES TO $8,230,588, OR $0.94 PER SHARE ASSUMING DILUTION, FOR THE YEAR ENDED DECEMBER 31, 1996. THERE WERE 10,939,817 WEIGHTED AVERAGE SHARES - DILUTED IN 1997, AS COMPARED TO 8,906,140 SHARES - DILUTED IN 1996.


                              VITECH AMERICA, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  MARCH 31, 1998                          VITECH AMERICA, INC.

                                               BY: EDWARD A. KELLY
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                                                   Edward A. Kelly
                                                   Chief Financial Officer